Exhibit 12.1

FBR & CO. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years Ended December 31,
	2013		2012		2011	2010	2009
Pre-tax income (loss) from continuing operations	$57,270		$3,928		$(51,328)	$(41,590)	$(18,239)

Fixed charges:
Interest expense on all indebtedness	—		—		—	—	252
Rental expense deemed to be interest	1,784		2,826		2,793	3,105	4,645

Total fixed charges	$1,784		$2,826		$2,793	$3,105	$4,897

Pre-tax income (loss) from continuing operations plus fixed changes	$59,054		$6,754		$(48,535)	$(38,485)	$(13,342)

Ratio of earnings to fixed charges (1)	33.1	x	2.4	x	— (2)	— (2)	— (2)

(1) The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges. Fixed charges consist of interest expense primarily related to collateralized financing transactions and short-term borrowings, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).

(2) Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees for the years ended December 31, 2011, 2010, 2009 were inadequate to cover all fixed charges. For the years ended December 31, 2011, 2010, 2009, we would have needed additional pre-tax income from continuing operations adjusted to exclude income or loss from equity investees of $51,328, $41,590 and $18,239, respectively to achieve coverage of 1:1 in these periods.